Regulatory Announcement

Go to market news section

REFERENCE No: 82-34854

Company	C&C Group Plc
TIDM	CCR
Headline	Final Results
Released	07:00 09-May-06
Number	6119C

9 May, 2006

C&C GROUP PLC
PRELIMINARY ANNOUNCEMENT OF RESULTS FOR YEAR ENDED 28 FEBRUARY 2006

Dublin, London, 9 May, 2006: C&C Group plc ('C&C' or the 'Group'), the leading manufacturer, marketer and distributor of branded beverages and snacks in Ireland, today announced its results for the year ended 28 February 2006.

Financial Highlights (i)

- Revenue growth of 9% to €817 million.
- Operating Profit growth of 13% to €124.7 million.
- Adjusted EPS of 29.9 cent (an increase of 15.9%); basic EPS of 29.6 cent.
- Final proposed dividend of 8.5 cent per share; total dividend of 15 cent per share – up 15.4%.
- Free cash flow of €89 million (62% of EBITDA).
- Net debt reduced by €58 million to €383 million.

Operating Highlights

- Volume of the Group's Irish cider brand, Bulmers, increased by 6% against an Irish LAD[(ii)] market growth of c2%.
- Volume of the Group's international cider brand, Magners, increased by 130%.
- Tullamore Dew volume depletions [(iii)] increased by c19%.
- Marketing investment of €58 million, increased by 27%[(i)] .

(i) Comparisons are based on figures before exceptional items and are on a constant currency basis.
(ii) Long Alcohol Drinks (Beer, Cider, RTD's).
(iii) Defined as sales by distributors to customers.

Performance Highlights

Maurice Pratt, C&C Group Chief Executive Officer commented, "C&C is pleased to report continuing revenue and earnings growth. We will continue to invest in the sustainable growth opportunities presented by Magners, Bulmers, and Tullamore Dew".

Investors and analysts	Irish Media	International Media
Mark Kenny or Jonathan Neilan K Capital Source Tel: +353-1-631 5500 Email : c&cgroup@kcapitalsource.com	Paddy Hughes Drury Communications Tel: +353-1-260 5000 Email: phughes@drurycom.com	Edward Orlebar Finsbury Group Tel: +44-20-7251 3801 Email: edward.orlebar@finsbury.com

Full year results for year ended 28 February 2006

C&C is reporting operating profit of €124.7 million, an increase of 13%[(i)] on the previous year. The outcome represents an adjusted earnings per share of 29.9 cent for the year ended 28 February, 2006. Free Cash Flow of €89 million was generated in the period.

C&C's strategy is to sustain growth through brand management expertise by generating and exploiting higher margin growth opportunities for cider both in Ireland and internationally and for spirits & liqueurs internationally. This, in turn, supports strong cash generation capability and a progressive dividend policy.

Dividends

Subject to shareholder approval the proposed final dividend of 8.5 cent per share will be paid on 11 July 2006 to ordinary shareholders registered at the close of business on 19 May 2006. This dividend is subject to Irish Dividend Withholding Tax (where applicable). The Group's full year dividend will therefore amount to 15 cent per share, an increase of 15.4% on the previous year. A scrip dividend alternative will be available.

Outlook – Investing for Sustainable Growth

The Group's primary focus is to invest for sustainable growth opportunities presented by Magners internationally and Bulmers in Ireland. C&C plans to extend Magners distribution throughout Great Britain in 2006/07 and to support this with a national media campaign. The objective is to double Magners' existing share of the on-trade LAD market within that period.

The growth opportunity for Magners will be supported by a significant investment in cider capacity in 2006/07 representing capital expenditure of approximately €50 million. This project is proceeding according to plan.

The Group also plans to sustain growth in International Spirits & Liqueurs through increased investment in its Tullamore Dew Irish whiskey brand.

Within the Soft Drinks & Snacks and Distribution divisions the objective in 2006/07 is to stabilise underlying performance recognising that the loss of the distribution rights for Volvic and Evian in the Republic of Ireland from 30 November 2005 and the loss of the distribution of Allied Domecq brands from 31 January 2006 will affect 2006/07 financial performance.

On 13 April, 2006, the Group also announced that it is undertaking a strategic review of its Snack business, Tayto. This strategic review process is at an early stage and there can be no certainty that any transaction in relation to Tayto will ultimately occur.

Fiscal year 2006/07 has started satisfactorily, with the roll out of Magners in Great Britain proceeding well.

In overall terms, the Group expects to deliver continued revenue and operating profit growth for the 2006/07 full year. However, given the extent of the marketing investment to support Magners roll out, earnings growth is expected to be heavily weighted towards the second half of the year.

(i) *Comparisons are based on figures before exceptional items and are on a constant currency basis.*

OPERATIONS REVIEW

Summary

On a comparable basis[(i)] revenue and operating profit increased by 9% and 13% respectively.

This principally reflects growth in the Cider division arising from the success of the Bulmers and Magners brands. Operating profit margin increased by 0.6 percentage points which reflects the strong growth in the high margin Cider division. Operating margins increased in the Cider and the International Spirits & Liqueurs divisions but declined in the Soft Drinks & Snacks and Distribution divisions.

Summary income statement (before exceptional items)

		Year ended 28 February 2006	Year ended 28 February 2005 [(ii)]	Year ended 28 February 2005 Constant Currency
Revenue	€m	816.6	750.4	747.7
Growth	%		*8.8*	*9.2*
Operating Profit	€m	124.7	112.4	110.1
Growth			*10.9*	*13.3*
Operating Profit Margin	%	*15.3*	*15.0*	*14.7*
Net Finance Charges	€m	(18.6)	(21.6)	
Taxation	€m	(9.3)	(8.1)	
Profit attributable to ordinary shareholders	€m	96.8	82.7	
Growth	%		*16.9*	

Revenue and operating profit, on a reported basis, increased by 8.8% and 10.9% respectively. These figures include the impact of currency depreciation, principally the US Dollar, on the results of our International Spirits & Liqueurs division.

Profit attributable to ordinary shareholders increased by 17% in the year. In addition to operating profit growth, this increase reflects a decline in interest charges arising from a reduction in the level and cost of debt over the period.

(i) *Comparisons are based on figures before exceptional items and on a constant currency basis.*
(ii) *Restated on an IFRS basis*

DIVISIONAL REVIEW – CIDER

	Year ended 28 February 2006 €m	Year ended 28 February 2005 €m	Year ended 28 February 2005 *(constant currency)* *€m*	Growth Year-on-Year *(constant currency)* %
Revenue	278.4	212.6	212.5	31.0
Operating Profit	85.3	64.8	64.8	31.5
Operating Margin %	30.6	30.5	30.5	

Revenue for the Cider division increased by 31% in the year, principally reflecting an 8% increase in respect of Bulmers and approximately 150% in respect of Magners.

The operating margin for the Cider division at 30.6% was marginally ahead of the prior year after a 2.3 point increase in marketing investment.

The overall Irish LAD market (i) increased by 1.9%(ii) in the year comprising a decline of 1.4%(iii) in the on-trade and growth of 11.9%(iii) in the off-trade. The relative channel performance is due, in part, to the impact of the smoking ban in the early part of the fiscal year and also reflects market trends.

Sales volume of the division's principal cider brand Bulmers increased by 6% on the prior year and continued to increase its share of the overall LAD market. According to Nielsen, Bulmers' share of the on-trade LAD market increased from 9.6% to 10.0% in the period while its share of the off-trade LAD market increased from 6.6% to 7.0%.

In the year C&C's international cider brand, Magners, significantly increased its distribution in Great Britain as a result of its launch in London and continued, strong growth in Scotland. By 31 January 2006, Magners had achieved 70%(iii) turnover weighted distribution in the on-trade in Scotland and 44%(iii) in London. The brand continues to show strong growth in Northern Ireland where its share of the on-trade LAD market increased from 5.4% to 6.4%(iii) in the year to the end of February 2006.

(i) All market share statistics refer to volume.
(ii) Revenue Commissioners
(iii) Nielsen

DIVISIONAL REVIEW – INTERNATIONAL SPIRITS & LIQUEURS

	Year ended 28 February 2006 €m	Year ended 28 February 2005 €m	Year ended 28 February 2005 *(constant currency)* €m	Growth Year-on-Year *(constant currency)* %
Revenue	68.8	70.1	67.7	1.6
Operating Profit	16.3	17.6	15.4	5.8
Operating Margin %	23.7	25.1	22.7	

Revenue for the International Spirits & Liqueurs division, on a constant currency basis, increased by 1.6% in the year, reflecting a decline in shipment volumes of 1% offset by favourable price/mix. Volume depletions are estimated to have grown by 3% in the period.

The operating margin for the division on a constant currency basis, at 23.7%, was up one percentage point on last year due principally to reduced raw material costs.

C&C's premium Irish whiskey brand Tullamore Dew performed particularly well with shipment growth of 15% and depletions growth of c19% in the year.

C&C increased its marketing investment in Tullamore Dew in the year by 15%. This investment again reflects the Group's commitment to build international growth brands by focusing investment in brands and markets with attractive growth opportunities.

Shipments of C&C's Irish cream liqueur brand, Carolans, declined by 10% in the year which, in part, reflects an excess of shipments over depletions in the prior year. Depletions however were forecast to have declined by 5% in the year. This decline primarily reflects ongoing price competition in the UK market.

Frangelico, the Group's hazelnut liqueur brand, had an overall solid in-market performance recording a small growth in depletions.

Towards the end of the fiscal year C&C effected a change in its International Spirit & Liqueur distribution network from Allied Domecq in relevant markets. This change has gone smoothly with no market disruption.

DIVISIONAL REVIEW – SOFT DRINKS & SNACKS

	Year ended 28 February 2006 €m	Year ended 28 February 2005 €m	Year ended 28 February 2005 *(constant currency)* *€m*	Growth Year-on-Year *(constant currency)* %
Revenue	234.9	238.7	238.6	(1.6)
Operating Profit	17.8	24.3	24.2	(26.4)
Operating Margin %	7.6	10.2	10.1	

Revenue for the Soft Drinks & Snacks division declined by 1.6% in the year mainly reflecting a volume decline arising from difficult market conditions and a drop in market share.

Operating margin for the division at 7.6% was down 2.6 percentage points on last year. The decline in operating margins reflected increases in raw material and distribution costs and increased marketing investment in the growing energy segment of the market. Danone withdrew the distribution for the Volvic and Evian brands from 30 November 2005 – the impact of this on the 2005/06 full year results, however, was relatively minor. The margin decline was primarily concentrated in the Soft Drinks grocery channel.

Production of the Group's crisp product range was outsourced in October 2005, and this enhanced margins in the Snacks business.

The soft drinks market[(i)] grew by 1.9% in the year reflecting, growth in bottled water, sport and energy drinks and cordials offset in part by the ongoing decline in carbonated soft drinks.

C&C's overall soft drinks volumes (which includes Northern Ireland) declined by 0.5% in the year. This represented a decline of approximately 1.6 points in market share in the Republic of Ireland and share improvement in Northern Ireland.

The overall savoury snacks market declined by 1.3%(ii) in the year. This comprised growth in snack products and a decline in crisps. C&C's market share declined in the period, in part due to supply interruption during the start up phase of the outsourcing of manufacturing.

Stabilising financial performance in this division in 2006/07 is a priority. Steps taken to date, to enhance performance, include streamlining the Soft Drinks organisation structure; the appointment of new leadership in Soft Drinks and outsourcing of snack production.

As outlined previously, on 13 April 2006 the Group also announced that it is currently undertaking a strategic review of its Snacks business. This strategic review process is at an early stage and there can be no certainty that any transaction will ultimately occur.

(i) *Carbonated soft drinks/bottled water volumes for Republic of Ireland per the Beverage Council of Ireland*
(ii) *Nielsen*

DIVISIONAL REVIEW – DISTRIBUTION

	Year ended 28 February 2006 €m	Year ended 28 February 2005 €m	Year ended 28 February 2005 *(constant currency)* €m	Growth Year-on-Year *(constant currency)* %
Revenue	234.5	229.0	228.9	2.4
Operating Profit	5.3	5.7	5.7	(7.0)
Operating Margin %	2.3	2.5	2.5	

Revenue for the Distribution division increased by 2.4% in the year comprising growth of 3.4% for Wine & Spirits distribution and 1.5% in Wholesaling/Agency.

Operating margins declined by 0.2 points as a result of increased competition in Wholesaling/Agency.

The distribution of Allied Domecq brands ceased from 31 January 2006 but this had no material effect on the results for the period.

FINANCE REVIEW

Cash Flow

Free cash flow of €89 million for the year represented 62% of EBITDA – moderately ahead of the Group's medium term target of 60%. This performance reflects the relatively low net capital expenditure during the year as a result of property disposals. Re-organisation costs, paid in the year, principally relate to redundancies associated with outsourcing of snacks production in October, 2005 and were, in cash terms, offset by associated property disposals. The increase in working capital includes a significant increase in Cider stocks to support future growth.

A summary Cash Flow for the year ended 28 February 2006 is set out below:

	Year ended 28 February 2006 €m	Year ended 28 February 2005 €m
Operating Profit [(i)]	124.7	112.4
Depreciation	19.6	20.5
EBITDA	144.3	132.9
Share Based Employee Benefits	1.1	0.6
Net Capital Expenditure	(9.9)	(8.2)
Working Capital	(10.1)	(2.5)
Operating Cash Flow	125.4	122.8
Re-Organisation Costs	(10.9)	(4.6)
Finance Charges [(ii)]	(17.6)	(22.0)
Taxation Payments	(8.0)	(8.2)
Free Cash Flow (FCF)	88.9	88.0
FCF/EBITDA	62%	66%

(i) *Before exceptional items.*
(ii) *Excluding IPO related finance costs in 2005*

Net Capital Expenditure

Net capital expenditure for the period of €9.9million comprised gross capital expenditure of €25 million and asset disposals of €15 million. The gross spend included the initial expenditure on the cider capacity expansion project and general maintenance capital. Completion of the current phase of cider capacity expansion will take place in 2006/07.
Disposals principally comprised the sale of the snacks plant in Dublin following the outsourcing of manufacturing.

Finance Charges

The reduction in finance charges is due to reduced debt levels arising from cash flow; reduced interest rates following a re-negotiation of margins in August 2005; and improved debt ratios. It also reflects the much higher cost of debt in the period prior to IPO in May 2004.

Interest rates (excluding margin) applying to debt for the year to February 2006 averaged 3%. Future interest rate exposure is partially hedged at the following interest rates (excluding margin):

Fiscal year 2007	€250 million hedged at 3.4%
Fiscal year 2008	€200 million hedged at 3.3%
Fiscal year 2009	€100 million hedged at 3.1%
Fiscal year 2010	€100 million hedged at 3.1%
Fiscal year 2011	€50 million hedged at 3.5%

Taxation

The tax charge for the year represents an effective tax rate on profit before exceptional items of 10% less a credit for excess provision in previous periods of €1.2 million.

Net Debt

Net debt at 28 February 2006 amounted to €383 million. The movement in net debt between 1 March 2005 and 28 February 2006 is outlined below. At 28 February 2006, EV gearing (net debt/market capitalisation plus net debt) was 17%. Net interest charge was covered 8 times by EBITDA before exceptional items.

	€m
Net Debt at 1 March 2005	441.0
Free Cash Flow in Period	(88.9)
Dividends	29.9
Other	1.1
Net Debt at 28 February 2006	383.1

Foreign Exchange

Exchange rate movements in the year adversely affected operating profit by €2.3 million. This is made up of a loss in the International Spirits & Liqueurs division arising from transaction exposure to the US Dollar and Canadian Dollar (€2.2 million) and a loss arising from translation exposure to Sterling (€0.1 million).

Pensions

The adoption of IFRS has resulted in a liability of €50m (net of tax) on the balance sheet at 28 February 2006 representing pension fund deficits. While the actuarial valuations at 1 January 2006 are not yet finalised, it is estimated that deficits in the group schemes on an ongoing funding basis should not exceed €20m.

Comparative reporting

Profits for each division in the Operating and Financial Review are shown at constant exchange rates for transactions in relation to the International Spirits & Liqueurs division only and for translation in relation to the Group Sterling denominated subsidiaries. The reconciliation to reported figures is outlined below.

	Previously Reported Year to 28 Feb'05	IFRS Adjustment	Re-Classification	**Re-stated Total**	FX Translation	FX Transaction	**Year to 28 Feb '05 Comparative**
	€m	€m	€m	**€m**	€m	€m	**€m**
Revenue							
Cider	212.6			**212.6**	(0.1)		**212.5**
International spirits & liqueurs	68.5		1.6	**70.1**		(2.4)	**67.7**
Soft drinks & snacks	238.7			**238.7**	(0.1)		**238.6**
Distribution	230.6		(1.6)	**229.0**	(0.1)		**228.9**
Total	**750.4**		**0**	**750.4**	**(0.3)**	**(2.4)**	**747.7**
Operating Profit							
Cider	66.4	(1.6)		**64.8**			**64.8**
International spirits & liqueurs	17.6	(0.2)	0.2	**17.6**		(2.2)	**15.4**
Soft drinks & snacks	25.1	(0.8)		**24.3**	(0.1)		**24.2**
Distribution	6.0	(0.1)	(0.2)	**5.7**			**5.7**
Total	**115.1**	**(2.7)**	**0**	**112.4**	**(0.1)**	**(2.2)**	**110.1**

Special note regarding forward-looking information

Some statements in this Announcement are forward-looking. They represent our expectations for our business, and involve risks and uncertainties. We have based these forward-looking statements on our current expectations and projections about future events. We believe that our expectations and assumptions with respect to these forward–looking statements are reasonable. However, because they involve known and unknown risks, uncertainties and other factors, which are in some cases beyond our control, our actual results or performance may differ materially from those expressed or implied by such forward-looking statements.

Group income statement
For the year ended 28 February 2006

	Year ended 28 February 2006			Year ended 28 February 2005		
	Before exceptional items €m	**Exceptional items €m**	**Total €m**	Before exceptional items €m	Exceptional Items €m	Total €m
Revenue	**816.6**	**-**	**816.6**	750.4	-	750.4
Operating costs	**(691.9)**	**(1.4)**	**(693.3)**	(638.0)	(0.1)	(638.1)
Operating Profit	**124.7**	**(1.4)**	**123.3**	112.4	(0.1)	112.3
Finance income	**0.9**	**-**	**0.9**	0.7	-	0.7
Finance costs	**(19.5)**	**-**	**(19.5)**	(22.3)	(9.2)	(31.5)
Profit before tax	**106.1**	**(1.4)**	**104.7**	90.8	(9.3)	81.5
Income tax expense	**(9.3)**	**0.4**	**(8.9)**	(8.1)	2.5	(5.6)

Profit for the year attributable to ordinary shareholders	**96.8**	(1.0)	**95.8**	82.7	(6.8)	75.9
Basic earnings per share (cent)			**29.6c**			23.6c
Diluted earnings per share (cent)			**29.4c**			23.6c

Group balance sheet
As at 28 February 2006

	2006	2005
ASSETS	€m	€m
Non-current assets		
Goodwill	**461.9**	461.9
Property, plant & equipment	**134.1**	142.4
Derivative financial asset	**1.0**	-
Deferred tax	**9.1**	7.9
	606.1	612.2
Current assets		
Inventories	**55.1**	49.2
Trade & other receivables	**114.0**	92.6
Cash and cash equivalents	**44.5**	26.0
Assets held for resale	**6.8**	-
	220.4	167.8
TOTAL ASSETS	**826.5**	780.0
EQUITY		
Share capital	**3.3**	3.2
Share premium	**18.6**	3.4

Reserves	**26.0**	26.0
Retained income	**171.2**	125.2
Total equity	**219.1**	157.8
LIABILITIES		
Non-current liabilities		
Interest bearing loans and borrowings	**407.6**	447.0
Derivative financial liabilities	**0.7**	-
Retirement benefit obligations	**58.9**	53.0
Provisions for liabilities and charges	**1.9**	1.7
Deferred tax	**5.7**	6.4
	474.8	508.1
Current liabilities		
Interest bearing loans and borrowings	**20.0**	20.0
Derivative financial liabilities	**2.5**	-
Trade and other payables	**102.7**	87.6
Current tax liabilities	**7.4**	6.5
	132.6	114.1
Total liabilities	**607.4**	622.2
TOTAL EQUITY AND LIABILITIES	**826.5**	780.0

Group cash flow statement
For year ended 28 February 2006

	2006	2005
	€m	€m
CASH FLOWS FROM OPERATING ACTIVITIES		

Profit attributable to ordinary shareholders	**95.8**	75.9
Finance income	**(0.9)**	(0.7)
Finance cost	**19.5**	31.5
Income tax expense	**8.9**	5.6
Depreciation of property, plant & equipment	**19.6**	20.5
Profit on disposal of property, plant & equipment	**(6.6)**	(3.2)
Charge for share-based employee benefits	**1.1**	0.6
Pensions charged to profit less contributions paid	**(0.4)**	2.1
Provision movement – IPO costs	**-**	(1.4)
Provision movement – reorganisation costs	**-**	(4.6)
Net cash impact of free staff shares	**-**	(0.5)
	137.0	125.8
Increase in inventories	**(5.6)**	(3.6)
Increase in trade and other receivables	**(17.9)**	(0.1)
Increase/(Decrease) in trade and other payables	**10.8**	(0.9)
	124.3	121.2
Interest received	**0.9**	0.7
Interest paid and similar costs	**(18.5)**	(26.5)
Income taxes paid	**(8.0)**	(8.2)
Net cash inflow from operating activities	**98.8**	87.2
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of property, plant and equipment	**(24.7)**	(20.1)
Disposal of property, plant and equipment	**14.8**	11.9
Net cash outflow from investing activities	**(9.9)**	(8.2)
CASH FLOWS FROM FINANCING ACTIVITIES		
Redemption of ordinary share capital	**-**	0.3
Expenses paid in respect of shares issued	**-**	(15.2)
Bank loans repaid	**(40.0)**	(595.2)
New bank loans drawn down	**-**	500.0
Issue costs paid	**(0.5)**	(4.0)

Dividends paid	(29.9)	(17.7)
Net cash outflow from financing activities	(70.4)	(131.8)
Net increase/(decrease) in cash & cash equivalents	**18.5**	(52.8)
Cash & cash equivalents at beginning of year	**26.0**	78.8
Cash & cash equivalents at end of year	**44.5**	26.0

Group statement of recognised income and expense
For the year ended 28 February 2006

Income and expense recognised directly in equity:	€m	€m
Exchange difference arising on the net liabilities of foreign operations	**0.2**	(1.0)
Exchange difference arising on the net investment in foreign operations	**0.2**	(0.5)
Movement in cashflow hedging reserve	**2.4**	-
Deferred tax liability on cashflow hedges	**(0.2)**	-
Actuarial loss on defined benefit pension scheme	**(6.1)**	(11.8)
Deferred tax – Pension Deficit	**1.5**	1.4
Total income and expense recognised directly in equity	**(2.0)**	(11.9)
Profit attributable to ordinary shareholders	**95.8**	75.9
Total recognised income and expense for the year attributable to ordinary shareholders	**93.8**	64.0
Impact of first time adoption of IAS 32/39		
Cashflow hedges	**(4.1)**	N/A
Deferred tax arising thereon	**0.4**	N/A
	(3.7)	N/A

Reconciliation of reserves

Share Capital	Share premium	Capital redemption	Capital reserve	Hedge reserve	Shares To be	Currency translation	Retained earnings	Total

			reserve			Issued	reserve		
	€m	€m	€m	€m	€m	€m	€m	€m	€m
At 28 February 2005	3.2	3.4	0.3	24.9	-	0.6	0.2	125.2	157.8
Impact of adoption of IAS 39	-	-	-	-	(3.7)	-	-	-	(3.7)
At 1 March 2005	3.2	3.4	0.3	24.9	(3.7)	0.6	0.2	125.2	154.1
Total recognised income and expense for the year	-	-	-	-	2.2	-	0.4	91.2	93.8
Dividend on Ordinary shares	0.1	15.2	-	-	-	-	-	(45.2)	(29.9)
Equity settled shared based payment	-	-	-	-	-	1.1	-	-	1.1
At 28 February 2006	**3.3**	**18.6**	**0.3**	**24.9**	**(1.5)**	**1.7**	**0.6**	**171.2**	**219.1**

NOTES TO THE PRELIMINARY ANNOUNCEMENT

1. Basis of Preparation

This preliminary financial information has been derived from the Group's consolidated financial statements for the year ended 28 February 2006 which have been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the EU. The financial information set out in this document does not constitute full statutory accounts for the year ended 28 February 2006. The accounting policies applied in preparing the Group's consolidated financial statements for the year ended 28 February 2006 were as set out in the IFRS transition report, issued on 10 October 2005.

The preparation of financial information in conformity with IFRS requires the use of certain critical accounting estimates. In addition, it requires management to exercise judgment in the process of applying the Group and Company's accounting policies. The areas involving a high degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial information, relate primarily to accounting for defined benefit pension schemes, financial instruments, share-based payments, provisions, goodwill impairment and deferred tax. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. The estimates and underlying assumptions are reviewed on an

ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

2. Exceptional items

	2006	2005
	€m	€m
Re-organisation costs	**9.2**	-
Profit on disposal of property, plant & equipment	**(6.6)**	(3.2)
IPO costs	**-**	3.3
Pension credit	**(1.2)**	-
	1.4	0.1
Exceptional finance costs	**-**	9.2
Taxation effect on exceptional items	**(0.4)**	(2.5)
	1.0	6.8

(a) Reorganisation costs
The reorganisation costs relate mainly to the outsourcing of production in the Snacks division.

(b) Profit on disposal of property, plant & equipment
The profit on disposals relate to the disposal of surplus property and plant in continuing operations arising from: (a) the outsourcing of production in the Snacks division (€4.7m in 2006) and (b) other reorganisations (€1.9m in 2006 and €3.2m in 2005).

(c) IPO costs
In 2005 an amount of €3.3m was charged to operating profit relating to professional fees and other costs incurred on the listing of the Company's shares on the Irish and UK Stock Markets.

(d) Pension credit
The exceptional credit of €1.2m arose as a result of the reduction in employee numbers following the outsourcing of the Snacks production.

3. Segmental Reporting

Segment information is present in respect of the Group's business and geographical segments. The primary format, business segments, is based on the Group's management and internal reporting structure.

The Group analyses its business into four main segments as follows:-

Cider
This segment includes all Group cider products, with Bulmers in the Republic of Ireland and Magners in all other markets being the two main brands involved.

International spirits & liqueurs.
This segment consists of four brands, viz. Tullamore Dew, Carolans Irish Cream, Frangelico Liqueur and Irish Mist Liqueur, all of which are marketed internationally.

Soft drinks & snacks.
This segment includes all the Group's non-alcoholic drink products which are sold in the Republic of Ireland and Northern Ireland together with the Group's snacks products which are sold in the Republic of Ireland.

Distribution
This segment consists of distribution of wine and spirits, agency products; and the wholesaling of beer products to the licensed trade in both the Republic of Ireland and Northern Ireland.

The analysis by segment includes both items directly attributable to a segment and those that can be allocated on a reasonable basis. Unallocated items comprise mainly retirement benefit obligations, borrowings and certain exceptional expense items.

(a) Class of business analysis

	2006				2005			
	Revenue €m	**Operating Profit €m**	**Assets €m**	**Liabilities €m**	Revenue €m	Operating Profit €m	Assets €m	Liabilities €m
Cider	**278.4**	**85.3**	**462.6**	**(42.3)**	212.6	64.8	427.7	(27.8)
International spirits & liqueurs	**68.8**	**16.3**	**75.8**	**(12.3)**	70.1	17.6	70.0	(9.1)
Soft drinks & snacks	**234.9**	**17.8**	**164.8**	**(40.1)**	238.7	24.3	180.1	(42.6)
Distribution	**234.5**	**5.3**	**68.8**	**(23.0)**	229.0	5.7	68.7	(22.7)
Total before exceptional items	**816.6**	**124.7**	**771.9**	**(117.7)**	750.4	112.4	746.5	(102.2)
Un-allocated items:								
Exceptional items	-	**(1.4)**	-	-	-	(0.1)	-	-

Financial Liabilities	-	-	1.0	(3.2)	-	-	-	-
Pension Deficit	-	-	-	(58.9)	-	-		(53.0)
Deferred Tax	-	-	9.1	-	-	-	7.5	-
Group net borrowings	-	-	44.5	(427.6)	-	-	26.0	(467.0)
	816.6	123.4	826.5	(607.4)	750.4	112.3	780.0	(622.2)

(b) Geographical analysis of revenue, assets and liabilities by country of operation

	2006			2005		
	Revenue	**Assets**	**Liabilities**	Revenue	Assets	Liabilities
	€m	**€m**	**€m**	€m	€m	€m
Republic of Ireland	**677.5**	**729.4**	**(102.9)**	613.5	707.0	(87.1)
Rest of the world	**139.1**	**42.4**	**(14.8)**	136.9	39.5	(15.1)
Total before unallocated items	**816.6**	**771.9**	**(117.7)**	750.4	746.5	(102.2)

(c) Geographical analysis of revenue by country of destination

	2006	2005
	€m	€m
Republic of Ireland	**540.4**	530.2
UK	**203.0**	147.6
Rest of Europe	**35.5**	27.3
North America	**32.4**	35.9
Rest of the world	**5.3**	9.4
Total before Exceptional items	**816.6**	750.4

4 Earnings per ordinary share

	2006	2005
	€m	€m
Earnings as reported	95.8	75.9
Adjustments for exceptional items net of tax (note 2)	1.0	6.8
Earnings adjusted for exceptional items	96.8	82.7
	Number	Number
	'000	'000
Number of shares at beginning of year	321,130	321,130
Shares issued in lieu of dividend	4,074	-
Number of shares at end of year	325,204	321,130
Weighted average number of ordinary shares	323,253	321,130
Adjustment for the effect of conversion of options	2,357	82
Weighted average number of ordinary shares including options	325,610	321,212
Basic earnings per share	Cent	Cent
Basic earnings per share – cent	29.6	23.6
Adjusted basic earnings per share – cent	29.9	25.8
Diluted earnings per share		
Diluted earnings per share – cent	29.4	23.6
Adjusted diluted earnings per share – cent	29.7	25.7

5 Analysis of net debt

	28 February 2005 €m	Cash flow €m	Non-cash Changes €m	28 February 2006 €m
Bank loans	467.0	(40.5)	1.1	427.6
Cash at bank and in hand	(26.0)	(18.5)	-	(44.5)
	441.0	(59.0)	1.1	383.1

6 Dividends

	2006 €m	2005 €m
Dividends Paid		
Final: paid 7.5c per ordinary share in July 2005	**24.1**	-
Interim: paid 6.5c per ordinary share in December 2005 (2005: 5.5c paid in December 2004)	**21.1**	17.7
Total equity dividends	**45.2**	17.7
Settled as follows:		
Paid in cash	**29.9**	17.7
Scrip dividend	**15.3**	-
	45.2	17.7

The directors have proposed a final dividend of 8.5 cent per share, which is subject to shareholder approval at the AGM giving a total dividend for the year of 15.0 cent per share.

END

Close